World Headquarters 21680 Haggerty Road, Suite 101 Northville, Michigan 48167 1 248 504 0500 TEL 1 248 348 9734 FAX www.gentherm.com

VIA EDGAR

December 19, 2016

Lyn Shenk, Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Gentherm Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 000-21810

Dear Lyn Shenk:

The following represents the response of Gentherm Incorporated (the “Company”) to your letter dated December 15, 2016, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015. For ease of reference, your comment is repeated in italics followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash and Cash Flows, page 31

1.	Please provide a comparative analysis of changes in your cash from operating activities in your annual and interim period filings. Refer to instructions 1 and 4 to Item 303(a) and instruction 3 to Item 303(b) of Regulation S-K for guidance. In preparing the analysis, refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

The Company acknowledges that it considers the provisions cited by the Staff in connection with each periodic filing regarding the appropriate comparative analysis of the Company’s cash from operating activities. The changes in the Company’s cash from operating activities from period to period has historically been very closely correlated to changes in net income, and the Company generally has determined variances of each other factor to be immaterial. In particular, cash from operating activities for the year ended December 31, 2015 was $24.4 million greater than cash from operating activities for the year ended December 31, 2014. Net income for the same periods increased by $25.3 million. The Company determined that each other variance was immaterial to the period comparison. In future periodic filings on Form 10-K and Form 10-Q, the Company will expand its disclosures in Liquidity and Capital Resources to describe this correlation, or any material variance of any other relevant factor not otherwise addressed in the Company’s disclosures regarding the changes in net income.

Notes to the Consolidated Financial Statements

Note 4 – Income Taxes, page F-16

2.	You disclose on page F-18 that you received a tax holiday related to your new operating facility in Macedonia. To the extent material, please disclose the aggregate dollar and per share effects. Refer to Staff Accounting Bulletin Topic 11.C for guidance.

During 2015, to entice the Company to construct a new facility in Macedonia, the government of Macedonia granted the Company a tax holiday that released the Company from the obligation to pay corporate income taxes for a ten year period, subject to certain limitations. The amount of corporate income tax savings actually realized by the Company as a result of this tax holiday during 2015 was zero as a result of operating losses generated during the period. The aggregate income statement dollar effect (less than $0.2 million income tax expense) and per share effect (less than one half of $0.01 per share) of the corporate income tax holiday during 2015 was immaterial. Total future benefits to the Company resulting from this tax holiday will be based on the amount of income earned by the entity in Macedonia during the ten year tax holiday period. At this time, the Company does not expect the aggregate amount of such benefit to be material to any individual financial reporting period; however, should this determination change and the effects of the tax holiday become material, the Company will disclose the aggregate dollar and per share effects.

If you have any questions or comments in connection with this response, please call the undersigned at (248) 504-0585.

Sincerely,

/s/ Barry G. Steele

Barry G. Steele

Chief Financial Officer

cc:	Daniel R. Coker, President and Chief Executive Officer, Gentherm Incorporated
Kenneth J. Phillips, Vice-President and General Counsel, Gentherm Incorporated

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